January 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
optionsXpress Holdings, Inc.
Filed on Form S-1
Registration No. 333-119967

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between January 7, 2005 and the date hereof 18,025 copies of the Preliminary Prospectus dated January 7, 2005 were distributed as follows: 15,343 to 5 prospective underwriters; 2,114 to 2,114 institutional investors; 300 to 2 prospective dealers; 11 to 11 individuals; 9 to 3 rating agencies and 248 to 40 others.

        Furthermore, we also wish to advise that between January 21, 2005 and the date hereof 18,155 copies of the Preliminary Prospectus dated January 21, 2005 were distributed as follows: 15,473 to 5 prospective underwriters; 2,114 to 2,114 institutional investors; 300 to 2 prospective dealers; 11 to 11 individuals; 9 to 3 rating agencies and 248 to 40 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 pm (EST) on January 26, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
As Representatives of the Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)